

February 18, 2015

Via E-mail
Edwin M. Starrs
Chief Executive Officer
MyECheck, Inc.
2600 E. Bidwell Street, Ste. 140
Folsom, CA 95630

> **Re: MyECheck, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed February 17, 2015**
> **File No. 000-55296**

Dear Mr. Starrs:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated February 13, 2015.

General

1.   We note that your response to prior comment no. 1 indicates you have filed your amendment with interim financial statements for the period ending October 31, 2014, which is less than 135 days before the registration statement becomes effective and therefore would fall outside of the requirements of paragraph (b) of Rule 8-08 of Regulation S-X. However, if you file 45 days after year-end and you anticipate reporting a loss for the current year, the filing should contain audited financial statements for the fiscal year ending December 31, 2014 pursuant to instructions within Rule 8-08. In the event that you are required to include audited financial statements for fiscal year 2014 and are unable to do so prior to the automatic date of effectiveness of the filing, please withdraw the registration statement to prevent it from becoming effective, and re-file it at such time as you are able to provide the requisite financial statements.

Security Ownership of Certain Beneficial Owners and Management …, page 22

2.   We note your response to prior comment 2. As currently presented, the disclosure does not alert investors as to the identity of certain persons that may beneficially own more than 5% of your common stock, and the circumstances that led to such uncertainty. To the extent that you are aware that information in your stockholders list may not be complete or updated as you indicate in the final paragraph of your legal proceeding disclosure on page 26, please ensure that you provide a narrative explanation in a footnote or similar presentation accompanying the table. Also, if necessary, ensure that your risk factors alert investors to any material risks resulting from having incomplete information regarding your shareholders.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser